1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Karl J. Egbert karl.egbert@dechert.com +1 202 261 3452 Direct +1 202 261 3333 Fax

April 11, 2017

Alison White

Senior Counsel

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

With Copy to:

Marianne Dobelbower

Attorney

Re:	Comments on Preliminary Proxy Statement of JPMorgan China Region Fund, Inc.

Dear Ms. White:

This letter responds to comments provided in a March 29, 2017 telephone conference regarding the Preliminary Proxy Statement of JPMorgan China Region Fund, Inc. (the “Fund” or the “Registrant”). Summaries of the comments and Registrant’s responses thereto are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Preliminary Proxy Statement unless otherwise indicated.

Comments

1.	Comment:	In the table showing the beneficial owners, please include ownership information for all Depository Trust Company participants that are a record owner of more than 5% of the Fund’s shares.

	Response:	The Proxy Statement has been revised in response to this comment.

2.	Comment:	Please include the information required by Item 22(b)(3) of Schedule 14A for all of the Registrant’s Directors, and not just the Director standing for reelection.

	Response:	The Proxy Statement has been revised in response to this comment.

3.	Comment:	Please disclose what the Registrant will do if the Director standing for reelection is not reelected by stockholders.

Alison White April 11, 2017 Page 2

	Response:	The Proxy Statement has been revised in response to this comment.

4.	Comment:	On page 12, please provide an estimate of when the initial liquidating distribution will occur.

	Response:	The Proxy Statement has been revised in response to this comment.

5.	Comment:	On page 12, please clarify that the initial liquidating distribution may result in stockholders receiving only a portion of their investment back.

	Response:	The Proxy Statement has been revised in response to this comment.

6.	Comment:	On page 12, please provide an estimate of when it is expected that Chinese regulators will approve the repatriation of assets held through the QFII program.

	Response:	The Proxy Statement has been revised in response to this comment.

7.	Comment:	Please disclose what the Registrant will do if Proposal 2, the Dissolution and Liquidation of the Fund, is not approved by the stockholders.

	Response:	The Proxy Statement has been revised in response to this comment.

8.	Comment:

On page 15, the third paragraph states:

“…all non-audit services to be provided by the auditors to the Investment Adviser and any service providers controlling, controlled by or under common control with the Investment Adviser that provide on-going services to the Fund, if the engagement relates directly to the operations and financial reporting of the Fund.”

Please review to ensure that this disclosure complies with the requirements of Item 9(e)(8) of Schedule 14A.

Alison White April 11, 2017 Page 3

	Response:	The Proxy Statement has been revised in response to this comment.

9.	Comment:	On page 16, please include a bullet point discussing the economies of scale with respect to the Fund, if any, to be realized under the Agreement.

	Response:	The Proxy Statement has been revised in response to this comment.

10.	Comment:

On page 17, the second paragraph states:

“Any proposal submitted by stockholders must comply in all respects with the following: (1) the rules and regulations of the SEC; (2) the provisions of the Fund’s Amended Articles of Incorporation and Bylaws; and (3) Maryland law.”

Please briefly summarize these requirements.

	Response:	The Registrant has respectfully removed the sentence.

Sincerely,

/s/ Karl P. Egbert

Karl P. Egbert